January 14, 2014

PTGi Holding, Inc.
460 Herndon Parkway
Suite 150
Herndon, VA  20170
Attention:  Board of Directors

Gentlemen:

As of the date hereof, DG Capital Management, LLC owns 1,028,591 shares of the common stock of PTGi Holding, Inc. (the “Company”), which makes us one of the three largest shareholders of the Company according to public filings.

We believe PTGi Holdings stock represents an attractive investment, and significantly more value can be generated for shareholders by operating the Company as opposed to liquidating it. Given our ownership position, we would like to meet with representatives of the Company to discuss strategies to enhance shareholder value. Additionally, we would like to make changes to the composition of the board of directors of the Company so that one of the five members of the board is an individual identified by us.  We request that the Company withdraw its Form 15 filed with the Securities and Exchange Commission and not declare or pay any dividend or distribution on the Company’s stock pending the changes to the board of directors outlined above.

Please contact me at 646-942-5701 at your earliest convenience so that we may discuss the foregoing and our thoughts on how PTGi can create shareholder value.

Very truly yours,

/s/ Dov Gertzulin

Dov Gertzulin
Managing Member